UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 001-09120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

MAILING ADDRESS: P.O. Box 1171

NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2008	3

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4-14

SUPPLEMENTAL SCHEDULE
Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	15

SIGNATURE	16

EXHIBIT INDEX	17

All other schedules required by Section 2520.103.10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated
Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 25, 2009

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2008	2007
	(Thousands)
ASSETS
Investments at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$660,611	$841,857
Participant Loans	24,619	22,519
Total Investments	685,230	864,376

Receivables:
Deposits and Contributions – Employees	1,741	1,683
Deposits and Contributions – Employer	609	585
Total Receivables	2,350	2,268
Total Assets	687,580	866,644

LIABILITIES
Accounts Payable	589	963
Accrued Expenses	215	262
Total Liabilities	804	1,225

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	686,776	865,419

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	8,925	(1,971)

NET ASSETS AVAILABLE FOR BENEFITS	$695,701	$863,448

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

(Thousands)
ADDITIONS
Deposits and Contributions
Employees	$50,560
Employer	16,253
Total Additions	66,813

DEDUCTIONS
Net Investment Losses
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	192,281
Interest on Participant Loans	(1,672)
Total Net Investment Losses	190,609

Benefit Payments to Participants	33,969
Administrative Expenses	1,136
Total Deductions	225,714

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO	(158,901)
TRANSFERS

Transfers to Thrift and Tax-Deferred Savings Plan-Net	(8,846)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(167,747)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	863,448

End of Year	$695,701

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.   DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all bargaining unit employees of Public Service Enterprise Group Incorporated (Company) and its Participating Affiliates (each, an Employer). The Company’s Employee Benefits Committee (Benefits Committee) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The trustee of the Plan, The Bank of New York Mellon (Trustee), is responsible for the custody and management of the Plan’s assets. Hewitt Associates is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (Master Trust), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 7% of their annual compensation each year as basic deposits, as defined in the Plan (Basic Deposits), subject to certain Internal Revenue Code (IRC) limitations. The Participant’s Employer contributes an amount equal to 50% of this Basic Deposit as its matching contribution to the Plan (Employer Contributions). Employer Contributions begin when that Participant has completed one Year of Service, as defined by the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants have the ability to make Roth Elective Deferrals within the Plan. In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 43% of compensation (Supplemental Deposits), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions or Roth Elective Deferrals (together Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to IRC limitations.

NOTES TO FINANCIAL STATEMENTS

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan offers investment options in Guaranteed Investment Contracts (GICs), the Common Stock of the Company via the Enterprise Common Stock Fund and the Employee Stock Ownership Plan Fund (ESOP Fund), the Schwab Personal Choice Retirement Account (PCRA) Fund, ten lifestyle funds, five mutual funds and three pre-mix portfolios, each of which are invested in specific percentages of the mutual funds.

The ESOP Fund is only available to Participants who were hired prior to August 1, 1986 and qualified for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Employer’s contributions and (b) Plan earnings, and charged with an allocation of (c) Plan losses and (d) certain administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Enterprise Common Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Enterprise Common Stock Fund. This provision is not applicable with respect to Enterprise Common Stock held in a Participant’s ESOP Account.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that range from 4.00% to 8.25%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Pension Plan for Represented Employees of Public Service Enterprise Group Incorporated (Cash Balance Plan) or from assets held in the Schwab PCRA Fund. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment, or in quarterly or annual installments over a period not to exceed ten years. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70½. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will

NOTES TO FINANCIAL STATEMENTS

receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive an automatic lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or leave their account balance in the Plan and elect distributions at a later date.

If a Participant withdraws Basic and/or Supplemental Deposits and/or vested Employer Contributions before they have been in the Plan for twenty-four months, such Participant will not be eligible to receive the matching Employer Contributions during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59 ½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant’s account and earnings therein are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest if they are credited with 1 Hour of Service. All amounts credited to a Participant’s ESOP Fund are fully vested.

Forfeitures

Any nonvested portion (amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment. For the year ended December 31, 2008, forfeitures amounted to $358. For the year ended December 31, 2007, forfeitures amounted to $8,991. There were no reinstatements for the years ended December 31, 2008 and 2007.

NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the U.S. (GAAP). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plans investments consist of the Master Trust and Participant Loans. The investments in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund and certain Short-Term Investments and Cash Equivalents. The Plans investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Non-participating synthetic guaranteed annuity contract fair values were determined using a discounted cash method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above.

NOTES TO FINANCIAL STATEMENTS

Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value. The Participant Loans are valued at outstanding principal balance plus accrued interest, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were $195,445 and $529,644 as of December 31, 2008 and 2007, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 6).

Transfers of the ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to other investment options in the Plan. To effect such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED THRIFT AND TAX-DEFERRED SAVINGS PLAN (THRIFT PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the respective participating plans. The net investment loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2008 and 2007, the Plan’s interests in such assets of the Master Trust were approximately 43% and 44%, respectively.

	As of December 31,
	2008	2007
	(Thousands)
Investments in Master Trust at Fair Value:
Cash Equivalents	$51,496	$26,191
Common Stock of
Public Service Enterprise Group Incorporated*	184,675	243,926
Mutual Funds	580,572	984,942
GICs	686,813	632,756
Schwab PCRA Fund (a)	37,091	56,558
Total Investments	$1,540,647	$1,944,373

		For the
		Year Ended
		December 31, 2008
		(Thousands)
Investment Income (Loss):
Net Depreciation in Fair Value of Mutual Funds		(320,714)
Net Depreciation in Fair Value of Common Stock
of Public Service Enterprise Group Incorporated*		(114,451)
Net Depreciation in Fair Value of Schwab PCRA Fund (a)		(21,155)
Interest from GICs		27,996
Dividends from Common Stock of Public Service Enterprise Group Incorporated*		7,599
Total Investment Loss, Net		(420,725)

(a)

Amounts primarily relate to equity investments in stocks and in mutual funds. The net depreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

* Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

Assets of the Stable Value Fund

The assets of the Stable Value Fund, included in the Master Trust, are primarily invested in GICs with additional investments in the Trustee’s Short-Term Investment Fund. As of December 31, 2008, the Stable Value Fund was comprised of the following:

				Fair Value
Issuer	Type	Expiration	Effective Rate	(Thousands)
Bank of America (A)	Synthetic	Open-Ended	4.63%	$83,266
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	4.63%	89,054
JP Morgan Chase (A)	Synthetic	Open-Ended	4.63%	119,908
Monumental Life (A)	Synthetic	Open-Ended	3.26%	127,567
Pacific Life Insurance (A)	Synthetic	Open-Ended	3.23%	122,683
Pacific Life Insurance (A)	Synthetic	Open-Ended	4.62%	44,025
Rabobank Nederland (A)	Synthetic	Open-Ended	4.84%	100,310
Total GICs				$686,813
Investment in Mellon trust Short-Term Investment Fund			1.53%	38,648
Total Stable Value Fund				$725,461
(A) Managed by INVESCO Institutional, Inc.

As of December 31, 2007, the Stable Value Fund was comprised of the following:

				Fair Value
Issuer	Type	Expiration	Effective Rate	(Thousands)
Bank of America (A)	Synthetic	Open-Ended	4.66%	$71,882
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	4.37%	76,571
JP Morgan Chase (A)	Synthetic	Open-Ended	4.73%	78,747
Monumental Life (A)	Synthetic	Open-Ended	4.90%	114,460
Pacific Life Insurance (A)	Synthetic	Open-Ended	4.92%	115,576
Rabobank Nederland (A)	Synthetic	Open-Ended	5.29%	97,419
UBS AG (A)	Synthetic	Open-Ended	4.66%	78,101
Total GICs				$632,756
Investment in Bank of New York Short-Term Investment Fund			4.57%	17,937
Total Stable Value Fund				$650,693
(A) Managed by INVESCO Institutional, Inc.

The Plan has entered into Stable Value Funds, most of whose investments are in benefit-responsive investment contracts. Contributions to these contracts are maintained in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed annuity contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and

NOTES TO FINANCIAL STATEMENTS

administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

The average yield based on actual earnings was approximately 4.02% and 4.81% for 2008 and 2007, respectively. The average yield based on interest rate credited to Participants was approximately 4.16% and 4.82% for 2008 and 2007, respectively.

The fair market value of the wrapper contract in the Stable Value Fund as of December 31, 2008 and 2007 was $20,537,167 and $(4,514,537) respectively.

Assets of the Enterprise Common Stock Fund

The assets of the Enterprise Common Stock Fund are invested in the Company’s Common Stock.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

4.   FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) and related FASB Staff Positions issued by the FASB. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and establishes a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources and those based on an entity’s own assumptions. The hierarchy prioritizes the inputs to fair value measurement into three levels:

  Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

NOTES TO FINANCIAL STATEMENTS

  Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

  Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions. In some valuations, the inputs used may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table presents information about the investments measured at fair value on a recurring basis at December 31, 2008, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2008

		Quoted Market	Significant Other	Significant
		Prices for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
	(Thousands)
Cash Equivalents	$51,496	$38,649	$-	$12,847
Common Stock of Public Service	184,675	184,675	-	-
Enterprise Group Incorporated
Mutual Funds	580,572	477,002	103,509	61
GICs	686,813	-	686,813	-
Schwab PCRA Fund	37,091	37,091	-	-
Total Investment in Master Trust	$1,540,647	$737,417	$790,322	$12,908

Participant Loans	$24,619	-	-	$24,619

Wherever possible, fair values of equity investments in stocks and in mutual funds, including the Schwab PCRA Fund are derived from quoted market prices as substantially all of these instruments have active markets (level 1). The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds and stocks.

Assets in the stable value fund are primarily invested in synthetic GICs and are valued using a discounted cash flow method (level 2). Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment is then discounted following the process described above.

Certain commingled cash equivalents included in temporary investment funds, as well as certain mutual funds, are measured with significant unobservable inputs and internal assumptions. The participant loans are included at their carrying value which approximates their fair values at December 31, 2008. They are measured with significant unobservable inputs and assumptions (level 3).

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the beginning and ending balances of the Plan’s Level 3 assets for the year ended December 31, 2008 follows:

		Purchases/		Balance
	Balance as of	Transfer-in/	Unrealized	as of
	January 1,	(Sales)/	Gains /	December 31,
	2008	(Transfer-Out)	(Losses)	2008
	(Thousands)
Cash Equivalants	$26,064	$(13,217)	$-	$12,847
Mutual Funds	$14	$946	$(899)	$61
Participant Loans	$22,519	$2,100	$-	$24,619

5.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service ruled, in a determination letter dated May 25, 2004, that the Plan qualifies under Section 401(a) of the IRC and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. While subsequent amendments have been made to the Plan, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans financial statements.

6.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

On January 15, 2008, the Company’s Board of Directors approved a two-for-one stock split of the Company’s outstanding shares of common stock. The stock split entitled each stockholder of record at the close of business on January 25, 2008 to receive one additional share for every outstanding share of common stock held. The additional shares resulting from the stock split were distributed on February 4, 2008. All Company share and per share amounts included in this Form 11-K retroactively reflect the effect of the stock split. As of December 31, 2008 and 2007, the Master Trust held 6,331,007 and 4,965,912 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Enterprise Common Stock Fund, with a market value per share of $29.17 and $49.12, respectively.

For the year ended December 31, 2008, the Master Trust recorded dividend income of approximately $8 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

NOTES TO FINANCIAL STATEMENTS

7.   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100% vested in their accounts.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$695,701,123	$863,447,540
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(8,925,452)	-
Less: deemed distributions of Participant Loans	-	(33,308)
Net assets available for benefits per Form 5500	$686,775,671	$863,414,232

The $202,342,878 Net Investment Loss from Master Trust Investments presented in the Form 5500 for the year ended December 31, 2008 includes $201,206,679 of Investment Losses (comprised of the $192,281,227 of the Plan’s interest in losses of Master Employee Benefit Plan Trust excluding the $8,925,452 adjustment from fair value to contract value for fully benefit-responsive investment contracts) and $1,136,199 of administrative expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN
PLAN No. 006, EIN No. 22-2625848

SCHEDULE H, PART IVLINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issue,
Borrower or Similar
Party	Description of Investment	Cost	Current Value

Various Participants *	2,255 Participant Loans (maturing
	2009 to 2014 at interest rates of
	4.00% to 8.25%), secured by
	participant accounts	$-	$24,619,311

* Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated Employee Savings Plan (Name of Plan)

	By:	/s/ Margaret M. Pego
Margaret M. Pego Chairperson of Employee Benefits Committee

Date: June 26, 2009

EXHIBIT INDEX

Exhibit Number
99	Consent of Independent Registered Public Accounting Firm